Divercity, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account (5756)	0.00
DIVERCITY, INC (2759) - closed	0.00
DIVERCITY, INC (5851)	19,077.06
Wells Fargo Business Savings (9078)	73.00
Total Bank Accounts	**$19,150.06**
Total Current Assets	**$19,150.06**
TOTAL ASSETS	**$19,150.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card® (1003)	-921.56
Brex Credit Card	305.44
Total Credit Cards	**$ -616.12**
Other Current Liabilities	
Lines of credit	
FundBox	28,258.82
Kabbage	20,649.80
Total Lines of credit	**48,908.62**
Short-term business loans	9,000.00
Nick Salvato Loan	0.00
ReadyCap Loan	0.00
Uzor Onuwa Loan	0.00
Total Short-term business loans	**9,000.00**
Short-term loans from shareholders	
Chuka Ikokwu Loan	581,822.90
Total Short-term loans from shareholders	**581,822.90**
Total Other Current Liabilities	**$639,731.52**
Total Current Liabilities	**$639,115.40**
Long-Term Liabilities	
SOFI Loan	48,691.58
Total Long-Term Liabilities	**$48,691.58**
Total Liabilities	**$687,806.98**

Divercity, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
Adedoyin Boatin Investment	10,000.00
Andres Helmick Investment	10,000.00
Capital Fund I LLC Investment	25,000.00
Desigan Chinniah Investment	1,980.00
Kazuki Ota Investment	100,000.00
Lauren Vaccarello Investment	25,000.00
Lyle Fong Investment	50,000.00
Misc Investors	73,933.66
Mohamed Hersi Investment	2,500.00
Opening balance equity	16,333.54
Retained Earnings	-712,224.44
TechStars Partners Investment	120,000.00
WeFund Investment	47,124.65
Zenith Investment	20,000.00
Net Income	-458,304.33
Total Equity	**$ -668,656.92**
TOTAL LIABILITIES AND EQUITY	**$19,150.06**